November 19, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Marianne Dobelbower, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. Dobelbower:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on October 26, 2015, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the ASG Dynamic Allocation Fund (the “Fund”), which was filed with the Commission on September 11, 2015 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective on November 30, 2015.

Prospectus

1.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response.            The Registrant confirms that this undertaking is in effect through April 30, 2017, and has inserted this date into Footnote 1.

2.

Comment.            Please confirm that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated expense caps.

Response.            The Registrant confirms that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated annual expense cap rates.

3.

Comment.            In the “Example” paragraph in the summary section of the prospectus, please confirm that the example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first 17 months and on Total Annual Fund Operating Expenses for the remaining periods.

Response.            The Registrant confirms that the Example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first 17 months and on Total Annual Fund Operating Expenses for the remaining periods, and has added appropriate disclosure in the Example paragraph to that effect.

4.

Comment.            In the “Principal Investment Strategies” section of the Fund summary, please be more specific about the types of derivatives that the Fund will use, including the types of futures that will be utilized.

Response.            In response to this comment, the Registrant has replaced the phrase “futures and forward contracts” with the phrase “equity, fixed income and currency futures contracts and currency forward contracts.” The Registrant respectfully submits that the risks of futures and forward contracts are adequately described in the paragraph “Derivatives Risk” and that additional disclosure is not required at this time.

5.

Comment.            The Fund allocates its investments into five asset classes in the first paragraph of the “Principal Investment Strategies” section in the summary section. Please consolidate into three asset classes.

Response.            The Registrant has carefully considered the Staff’s comment. The Registrant respectfully notes that the Adviser groups asset classes into what it believes to be:

•	higher-risk asset classes, which include (i) U.S. equity securities, (ii) foreign developed market equity securities, and (iii) emerging market equity and fixed income securities; and

•	lower-risk asset classes, which include (iv) U.S. fixed income securities and (v) foreign developed market fixed income securities.

The Registrant believes that the asset class definitions in the “Principal Investment Strategies” section accurately disclose the principal investment strategies of the Fund. Accordingly, no changes to the disclosure have been made.

6.

Comment.            The fourth sentence in the first paragraph of the “Principal Investment Strategies” section in the summary section states, “The Fund will typically obtain its target allocations through the use of long positions in futures and/or forward contracts, as well as investments in ETFs, which can provide exposure to certain asset classes that may not be readily available via futures contracts (e.g., domestic and international credit).” Please clarify or provide additional detail with respect to the use of the word “credit” at the end of the sentence.

Response.            The Registrant has replaced the word “credit” with “corporate bonds.”

7.	Comment. The first sentence in the second paragraph of the “Principal Investment Strategies” section in the summary section references “multiple time horizons.” Please restate in plain English.

Response.            The Registrant has replaced the word “horizons” with “periods.”

8.

Comment.            The second sentence in the second paragraph of the “Principal Investment Strategies” section in the summary section states, “The approach starts with baseline allocations, then over-weights and/or under-weights allocations from the baselines depending on a number of factors, including momentum signals, changes in hedge fund positioning, and/or market volatility, among others.” Please restate in plain English and clarify what is meant by “baseline allocations,” “hedge fund positioning” and “among others,” and explain how the Adviser uses these concepts to make investment decisions.

Response.            The Registrant has revised the disclosure as follows:

“The approach consists of overweighting and/or underweighting allocations to asset classes based~~starts with baseline allocations, then over-weights and/or under-weights allocations from the baselines depending~~ on a number of factors, including momentum signals, changes in hedge fund positioning, and/or market volatility~~, among others~~. For example, the Adviser may overweight an asset class that demonstrates increasing momentum and/or hedge fund exposure relative to other asset classes. In estimating changes in hedge fund positioning, the Adviser analyzes the returns of hedge funds included in one or more commercially available databases selected by the Adviser (for example, the Lipper TASS hedge fund database).”

9.	Comment. The penultimate sentence in the second paragraph of the “Principal Investment Strategies” section in the summary section states: “The Adviser attempts to balance risk and expected return by allocating capital to different asset classes over time based on such factors as risk premiums, volatility and correlations between assets.” Please restate in plain English and explain how these concepts apply to the Adviser’s security selection process.

Response.            The Registrant has replaced the language quoted above with the following: “When determining allocations to asset classes, the Adviser will also take into consideration correlations between assets and the volatilities of these assets.”

10.

Comment.            The second sentence in the third paragraph of the “Principal Investment Strategies” section in the summary section states, “the net notional value of the Fund’s investment exposure, excluding the Money Market Portion discussed below, will not exceed 200% of the Fund’s total assets.” Please clarify what the leverage amount will be (i.e., 200% of 100% of the Fund’s assets or 200% of 60% of the Fund’s assets). Additionally, please explain in plain English which assets will be dynamically allocated.

Response.            The Registrant has revised the Fund’s principal investment strategies as follows:

“The Adviser separately manages the Fund’s investments in derivatives and ETFs (the “Dynamic Allocation Portion”) and the Fund’s investments in money market and other short-term, high quality securities (the “Money Market Portion,” described further below). ~~The Fund~~ The Dynamic Allocation Portion will obtain economic leverage through the use of derivative instruments. Leverage can vary over time based on market conditions and the net notional value of the Dynamic Allocation Portion’s investment exposure~~, excluding the Money Market Portion discussed below,~~ will not exceed 200% of the Fund’s total assets. The Fund’s total investment exposure may be greater than 200% of the Fund’s total assets because it includes exposures obtained through both the Dynamic Allocation Portion and the Money Market Portion. Because the Fund’s investment exposure will often exceed its total assets, it will be subject to increased risk compared to funds that do not leverage their investment exposure. While this increased investment exposure may magnify the Fund’s potential for gains, it will also magnify the potential for losses. For these reasons, the Fund is intended for long-term investors.

[…]

The Fund expects that, under normal market conditions, it will invest at least 40% of its total assets in ~~money market and other short-term, high-quality securities (~~the ~~“~~Money Market Portion~~”)~~.”

11.

Comment.            The last sentence in the third paragraph referenced above states, “[t]he Fund is intended for long-term investors.” Given the potential amount of leverage, please explain why the Fund is intended for long-term investors and not investors with increased risk appetite.

Response.            The Registrant believes that the risks associated with the use of leverage (such as increased volatility) are more appropriate for investors that intend to hold their investments for longer periods. Accordingly, no changes to the disclosure have been made.

12.

Comment.            The first two sentences in the fourth paragraph of the “Principal Investment Strategies” section in the summary section states, “The Adviser will seek to manage the annualized volatility of the Fund’s overall portfolio. The Adviser will monitor the portfolio daily, and will generally seek an annualized volatility level of no greater than 20% (as measured by the standard deviation of the Fund’s returns).” Please restate in plain English. It is not clear what volatility is and what the Fund will do with volatility.

Response.            The Registrant has revised the disclosure as follows:

“The Adviser will seek to manage the annualized volatility (a statistical measure of the variation of returns) of the Fund’s overall portfolio as part of the investment approach. The Adviser will monitor the portfolio daily, and will generally seek an annualized volatility level of no greater than 20% (as measured by the standard deviation of the Fund’s returns).”

13.	Comment. Please clarify what is meant by the word “support” in the third sentence of the fifth paragraph of the “Principal Investment Strategies” section in the summary section.

Response.            The Registrant has replaced the word “support” with the phrase “provide collateral for.”

14.

Comment.            When the Commodity Subsidiary is launched, consider whether additional disclosure with respect to the types of commodity-related derivatives and other types of securities in which the Commodity Subsidiary may invest should be added to the seventh paragraph of the “Principal Investment Strategies” section in the summary section.

Response.            The Registrant will thoughtfully consider whether such disclosure should be added and, if appropriate, revise the referenced paragraph to include such disclosure once the Commodity Subsidiary is launched.

15.	Comment. When the Commodity Subsidiary is launched, consider whether the post-effective amendment disclosing the launch should be filed under Rule 485(a) of the 1933 Act.

Response.            The Registrant will thoughtfully consider whether the post-effective amendment disclosing the launch of the Commodity Subsidiary should be filed under Rule 485(a) of the 1933 Act.

16.

Comment.            Please confirm that the derivative instruments described in the sub-section “Principal Investment Strategies” in the summary section are principal investment strategies. If the use of such derivatives constitutes principal investment strategies, please review the July 30, 2010 letter the Staff sent to the Investment Company Institute regarding derivatives-related disclosures by investment companies (the “July ICI Letter”) and confirm that the Fund’s disclosure is in compliance with the Staff’s positions in the July ICI Letter.

Response.            The Registrant confirms that such instruments are principal investment strategies and believes that the derivatives-related disclosure is consistent with the Staff’s position set forth in the July ICI Letter.

17.

Comment.            Except where noted, please provide the following in correspondence: (i) Confirm the Fund and the Fund’s Commodity Subsidiary meet all of the requirements of the 1940 Act on an aggregate basis. In particular, please confirm that the Fund and the Commodity Subsidiary, in aggregate, will comply with the provisions of: (a) Section 8, as it relates to investment policies; (b) Section 18, as it relates to organizational structure and leverage; (c) Section 15 and Section 2(a)(20), as each relates to advisory contracts; and (d) Section 17, as it relates to affiliated transactions and custody; (ii) Include as an exhibit to Part C, the advisory contract of the Commodity Subsidiary; (iii) Identify the custodian of the Commodity Subsidiary; (iv) Confirm that the Fund has received a private letter ruling from the IRS and, if not, explain how it ensures that the 90% gross income requirement is satisfied with respect to the Commodity Subsidiary; (v) Disclose in the prospectus the Commodity Subsidiary’s principal investment strategy and principal risks, if they differ from those of the Fund; (vi) Confirm that the

Commodity Subsidiary’s financial statements will be consolidated with the Fund’s; (vii) Confirm that the Commodity Subsidiary’s expenses will be included in the Fund’s fee table; (viii) Confirm that the Commodity Subsidiary and its Board of Directors have agreed to designate an agent for service of process within the United States and have agreed to the inspection of the Commodity Subsidiary’s books and records by the SEC staff; and (ix) Confirm that the Commodity Subsidiary’s Board of Directors will sign the Fund’s registration statements.

Response.            (i) The Registrant confirms that it will treat the assets of the Commodity Subsidiary as assets of the Fund for purposes of the noted provisions; (ii) The advisory contract between the Commodity Subsidiary and AlphaSimplex Group, LLC will be included as an exhibit to Part C; (iii) The custodian of the Commodity Subsidiary is State Street Bank and Trust Company; (iv) The income from the Commodity Subsidiary is expected to qualify for purposes of the 90% gross income requirement through the current payment of actual dividends from the Commodity Subsidiary to the Fund, by virtue of the following language in Section 851(b) of the Internal Revenue Code: “For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”; (v) The Registrant confirms that the Commodity Subsidiary’s principal investment strategies and principal risks are disclosed in the prospectus; (vi) The Registrant so confirms; (vii) The Registrant so confirms; (viii) The Commodity Subsidiary has agreed to service of process within the United States and the Commission and its staff will have access to duplicate copies of books and records of the Commodity Subsidiary, which are retained at an office located within the United States, consistent with the requirements of Section 31 of the 1940 Act. The Fund will in the future seek to have the directors of the Subsidiary agree to service of process within the United States if and to the extent required at the time under applicable law; and (ix) The Registrant confirms that it will seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statements if and to the extent required at the time under applicable law.

18.

Comment.            With respect to the Allocation Risk paragraph in the “Principal Investment Strategies” section, consider whether the disclosure regarding leverage risk in Item 9, under either the “Derivatives Risk” or “Leverage Risk,” would be appropriate within this paragraph.

Response.            The Registrant has carefully considered the comment and determined that the Fund’s risks associated with leverage are adequately disclosed.

19.

Comment.            The Liquidity Risk paragraph within the “Principal Investment Risks” section refers to Rule 144A securities. Is investing in Rule 144A securities a principal investment strategy? Please define the term “Rule 144A securities.”

Response.            The Registrant confirms that investing in Rule 144A securities is not a principal investment strategy for the Fund. In response to this comment, the sentence which mentions Rule 144A securities has been revised as follows:

“Securities acquired in a private placement, such as Rule 144A securities (securities issued under an exemption from registration under the Securities Act of 1933), are generally subject to greater liquidity risk because they are subject to strict restrictions on resale and there may be no liquid secondary market or ready purchaser for such securities.”

20.

Comment.            Please restate in plain English the last sentence of the Short Exposure Risk paragraph within the “Principal Investment Risks” section which states “[t]here can be no assurance that securities necessary to cover a short position will be available for purchase.”

Response.            The Registrant has revised the disclosure as follows:

“[t]here can be no assurance that securities necessary to cover (repurchase in order to close) a short position will be available for purchase.”

21.

Comment.            Please consider the risks associated with investing in bank loans, such as increased settlement time and the fact that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws, and whether additional risk disclosure is warranted.

Response.            The Registrant has revised the disclosure in the section “Bank Loans, Loan Participations and Assignments” in the Statement of Additional Information as follows:

“The Fund’s investments in loans are subject to credit risk and liquidity risk. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. The interest rates on many bank loans reset frequently, and thus bank loans are subject to interest rate risk. Most bank loans are not traded on any national securities exchange. ~~Bank loans generally have less liquidity than investment grade bonds and there may be less public information available about them~~. There may also be less public information available about bank loans as compared to other debt securities.

Bank loans are generally less liquid than many other debt securities. Transactions in bank loans may settle on a delayed basis, such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale. As a result, the proceeds related to the sale of bank loans may not be available to make additional investments or to meet the Fund’s redemption obligations until a substantial period after the sale of the loans.

[…]

Some loans may not be considered “securities” for certain purposes under the federal securities laws, and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

22.

Comment.            With respect to the Fixed-Income Securities Risk paragraph within the “Principal Investment Strategies” section, please clarify that “below investment grade fixed-income securities” are also referred to as “junk bonds” and disclose whether investing in “junk bonds” is a principal investment strategy.

Response.            The Fund may obtain exposure to below investment grade fixed income securities, also known as “junk bonds,” through its holdings in exchange traded funds. The Registrant has therefore added the below disclosure to the Fund’s principal investment strategies:

“The Fund may obtain exposure to below investment grade fixed-income securities, also known as “junk bonds,” through its investments in ETFs. Below investment-grade fixed-income securities are rated below investment-grade quality (i.e., none of the three major rating agencies (Moody’s Investors Service, Inc. (“Moody’s”), Fitch Investor Services, Inc. (“Fitch”) or Standard & Poor’s Ratings Group (“S&P”) have rated the securities in one of their respective top four ratings categories).”

Additionally, the Registrant has added the following disclosure to the principal investment risks in the summary section:

“Below Investment Grade Fixed-Income Securities Risk: The Fund’s investments in below investment grade fixed-income securities, also known as “junk bonds,” may be subject to greater risks than other fixed-income securities, including being subject to greater levels of interest rate risk, credit risk (including a greater risk of default) and liquidity risk. The ability of the issuer to make principal and interest payments is predominantly speculative for below investment grade fixed-income securities.”

The Registrant has also added the following disclosure to the principal investment risks in the Item 9 section:

“Below Investment Grade Fixed-Income Securities Risk

Below investment grade fixed-income securities, also known as “junk bonds,” are rated below investment grade quality and may be considered speculative with respect to the issuer’s continuing ability to make principal and interest payments. To be considered rated below investment grade quality, none of the three major rating agencies (Moody’s, Fitch or S&P) must have rated the security in one of their respective top four rating categories at the time the Fund acquires the security or, if the security is unrated, the portfolio managers have determined it to be of comparable quality. Analysis of the creditworthiness of issuers of below investment grade fixed-income securities may be more complex than for issuers of higher-quality debt securities, and the Fund’s ability to achieve its investment objectives may, to the extent the Fund invests in below investment grade fixed-income securities, be more dependent upon the portfolio managers’ credit analysis than would be the case if the Fund were investing in higher-quality securities. The issuers of these securities may be in default or have a currently identifiable vulnerability to default on their payments of principal and interest, or may otherwise present elements of danger with respect to payments of principal or interest. Below investment grade fixed-income securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-grade securities. Yields on below investment grade fixed-income securities will fluctuate. If the issuer of below investment grade fixed-income securities defaults, the Fund may incur additional expenses to seek recovery.”

23.	Comment. Please make changes within the subsections “Principal Investment Strategies” and “Principal Investment Risks” in the “Investment Goals, Strategies and Risks” (Item 9) section consistent with the previously stated comments.

Response.            The Registrant has revised the Item 9 section consistent with the previously stated comment responses.

24.	Comment. Within the sentence referring to aggregate advisory fees in the “Meet the Fund’s Investment Adviser” section, please clarify that the Commodity Subsidiary does not exist at this time.

Response.            The Registrant has made the following edits to this sentence:

“The aggregate advisory fees to be paid by the Fund (~~including~~ which will include the fees paid by the Fund’s Commodity Subsidiary, once registered) as a percentage of the Fund’s average daily net assets is 0.70%.”

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.